# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dayforce, Inc., CIK 0001725057
CUSIP: 15677J108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3311 EAST OLD SHAKOPEE ROAD, MINNEAPOLIS, Minnesota (MN), 55425
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-26-001160
Filed by CIK 0001425851

## Reporting persons
- Pentwater Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Matthew Halbower: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Dayforce, Inc.
Address of issuer's principal executive offices: 3311 East Old Shakopee Road, Minneapolis, MN 55425

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Pentwater Capital Management LP (the "Investment Manager"), a Delaware limited partnership, and the investment adviser to certain funds (the "Pentwater Funds"), with respect to the shares of common stock, par value $0.01 per share ("Common Stock"), of Dayforce, Inc., a Delaware corporation (the "Company"), directly held by the Pentwater Funds; and

(ii) Mr. Matthew Halbower ("Mr. Halbower"), the sole shareholder of MCH PWCM Holdings Inc., the general partner of the Investment Manager, with respect to the shares of Common Stock directly held by the Pentwater Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 1001 10th Avenue South, Suite 216, Naples, FL 34102.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Halbower is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Percent of class: 0%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Pentwater Capital Management LP: /s/ Matthew Halbower, By: MCH PWCM Holdings Inc., General Partner, By: Matthew Halbower, Chief Executive Officer (05/15/2026)
- Matthew Halbower: /s/ Matthew Halbower, Matthew Halbower, Individually (05/15/2026)